The Directors
Sportech plc (formerly known as Rodime plc)
249 West George Street
Glasgow
G2 4RB
(Registered Number 69140)
(the “Parent”)

and the Borrowers (as hereinafter defined)

25th March 2003

Dear Sirs

Working Capital Facilities

We refer to the facility letter dated 10th August 2000 between BoS and the Parent (as amended and restated in terms of a supplemental facility letter dated 24th September 2002 and as further amended, varied, supplemented, novated or replaced from time to time hereinafter referred to as the “Facility Letter”) in terms of which BoS has made certain working capital facilities available to the Parent and the Borrowers.

We are writing to set out certain amendments to the terms of the Facility Letter.

1.

Definitions and Interpretation

1.1

Terms defined in the Facility Letter shall have the same meaning when used in this letter and Schedule 1 of the Facility Letter shall apply hereto.

1.2

Any references in the Facility Letter to “this letter” and similar expressions shall be deemed to be references to the Facility Letter as amended by this Second Supplemental Facility Letter.

2.

Conditions Precedent

2.1

The amendments to the Facility Letter set out in Clause 3 below shall come into effect on the date on which BoS confirms to the Parent that the following conditions precedent have been satisfied:-

(a)

BoS has received a duly signed copy of this Second Supplemental Facility Letter;

(b)

BoS has received in form and substance satisfactory to it, the Second Supplemental Facility Agreement (as defined in the Senior Facility Agreement); and

(c)

the conditions precedent more particularly described in Schedule 2 to the Second Supplemental Facility Agreement have been satisfied.

2.2

If the conditions referred to in Clause 2.1 have not been satisfied, waived or deemed to have been waived on or prior to the date falling one month after the date of the Second Supplemental Facility Agreement, the terms set out in this Second Supplemental Facility Letter will lapse and the amendments to the Facility Letter will be of no effect.

3.

Amendments to the Facility Letter

3.1

Subject to the terms of this Second Supplemental Facility Letter, the Facility Letter in the form set out in the schedule to the supplemental facility letter dated 24th September 2002 shall be amended by the date “28 February 2003” included in the second line of Clause 2.3.1 of the Facility Letter being deleted and replaced with the date “27 February 2004”.

3.2

Subject to the terms of this Second Supplemental Facility Letter, the Facility Letter shall remain in full force and effect. This Second Supplemental Facility Letter and the Facility Letter shall be treated as one document so that, upon the Facility Letter being amended as mentioned above, all references to the Facility Letter shall be treated as references to the Facility Letter as amended in accordance with the term of this Second Supplemental Facility Letter.

4.

Fees and Expenses

4.1

On the date of execution of this Second Supplemental Facility Letter the Parent shall pay to BoS a renewal fee of £15,000 which shall be debited to the current account of the Parent with BoS.

4.2

The Parent shall pay to BoS the amount of all costs and expenses (together with any VAT or similar taxes thereon) incurred by BoS in connection with this Second Supplemental Facility Letter and the documents contemplated hereby (including, without limitation, the fees and expenses of BoS’ legal advisers).

5.

General

Clause 15 of the Facility Letter shall be deemed to be incorporated in this Second Supplemental Facility Letter as if set out herein.

6.

Governing Law

This letter shall be governed by and construed according to English law and the Borrowers submit to the jurisdiction of the English Courts.

www.bankofscotland.co.uk/corporate

Head Office

The Mound, Ediniburgh EH1 1YZ

Part of the HBOS Group

Please confirm your acceptance of the terms of this Second Supplemental Facility Letter and the amendments to the Facility Letter set out herein by signing and returning the enclosed duplicate copy of this Second Supplemental Facility Letter.

Yours faithfully

For and on behalf of The Governor and Company of the Bank of Scotland

We hereby accept the terms of this Second Supplemental Facility Letter and the amendments to the Facility Letter set out therein.

Agreed and accepted on behalf of SPORTECH PLC by	Agreed and accepted on behalf of LITTLEWOODS LEISURE MARKETING SERVICES LIMITED by
Director	Director
Date: 31st March 2003	Date: 31st March 2003

Agreed and accepted on behalf of LITTLEWOODS PROMOTIONS LIMITED by	Agreed and accepted on behalf of LITTLEWOODS LOTTERIES LIMITED by
Director	Director
Date: 31st March 2003	Date: 31st March 2003

Agreed and accepted on behalf of LITTLEWOODS COMPETITIONS COMPANY LIMITED by	Agreed and accepted on behalf of RODIME TECHNOLOGIES LIMITED by
Director	Director
Date: 31st March 2003	Date: 31st March 2003

Agreed and accepted on behalf of LITTLEWOODS OF LIVERPOOL LIMITED by	Agreed and accepted on behalf of BET 247 LIMITED by
Director	Director
Date: 31st March 2003	Date: 31st March 2003

Agreed and accepted on behalf of LITTLEWOODS POOLS LIMITED by	Agreed and accepted on behalf of LITTLEWOODS GAMING LIMITED by
Director	Director
Date: 31st March 2003	Date: 31st March 2003

Agreed and accepted on behalf of LITTLEWOODS ISLE OF MAN LIMITED by
Director
Date: 31st March 2003

www.bankofscotland.co.uk/corporate

Head Office

The Mound, Ediniburgh EH1 1YZ

Part of the HBOS Group

SECOND SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT

Dated 31 March 2003

between

SPORTECH PLC
as Borrower

and

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND

as Agent and Arranger

and

THE LENDERS LISTED HEREIN

Dickson Minto W.S.
Edinburgh

THIS SECOND SUPPLEMENTAL MEZZANINE FACILITY AGREEMENT is made the 31st day of March 2003 between:

(1)

SPORTECH PLC (formerly known as Rodime plc) (Registered Number 69140), a company incorporated in Scotland with limited liability with its registered office situated at 249 West George Street, Glasgow G2 4RB (the “Borrower”);

(2)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of The Mound, Edinburgh EH1 lYZ as agent (the “Agent”) for and on behalf of the Lenders;

(3)

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND of the address aforesaid as arranger (“the Arranger”); and

(4)

THE LENDERS named in Schedule 1 (as hereinafter defined).

WHEREAS:

(A)

The Borrower, the Agent, the Arranger and the Lenders entered into a facility agreement dated 10th August 2000 (as supplemented by a supplemental facility agreement dated 15th October 2001 and by a further supplemental facility agreement dated 24th September 2002 between the parties thereto and as supplemented, varied, novated, restated or amended from time to time the “Mezzanine Facility Agreement”) in terms of which a term loan facility was made available to the Borrower;

(B)

the parties wish to make certain amendments to the Mezzanine Facility Agreement.

NOW IT IS AGREED AND DECLARED as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Second Supplemental Mezzanine Facility Agreement a term defined in the Mezzanine Facility Agreement has the same meaning when used in this Second Supplemental Mezzanine Facility Agreement unless otherwise defined herein and Schedule 10 of the Mezzanine Facility Agreement shall apply hereto.

1.2

This Second Supplemental Mezzanine Facility Agreement is a Financing Document in terms of the Mezzanine Facility Agreement.

2.

CONDITIONS PRECEDENT

2.1

This Second Supplemental Mezzanine Facility Agreement and the amendments to the Mezzanine Facility Agreement referred to herein shall only come into effect if:-

(i)

the Agent has received all of the documents listed in Schedule 2 of this Second Supplemental Mezzanine Facility Agreement and each is, in form and substance, satisfactory to it;

(ii)

the Agent has determined to its reasonable satisfaction that no Event of Default or Potential Event of Default has occurred and is continuing;

(iii)

the Agent is satisfied that the representations and warranties given by the Borrower in terms of Clause 17.01 of the Mezzanine Facility Agreement which are repeated in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement are true and correct in all material respects on the date hereof; and

(iv)

the second supplemental facility agreement entered into of even date herewith between the Borrower and certain of the parties hereto in relation to a senior facility has become unconditional.

2.2

If the Agent confirms that conditions referred to in Clause 2.1 have not been satisfied on or prior to the date falling one month after the date of this Second Supplemental Mezzanine Facility Agreement then this Second Supplemental Mezzanine Facility Agreement will lapse and the amendments to be made in terms hereof will be of no effect.

3.

EXISTING ADVANCES

On the date of execution of this Second Supplemental Mezzanine Facility Agreement by the Arranger, the parties acknowledge and confirm that the amount outstanding under Tranche A is £24,000,000 and the amount outstanding under Tranche B is £11,000,000.

4.

AMENDMENTS TO THE FACILITY AGREEMENT

4.1

Subject to the terms of this Second Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement in the form set out in schedule 3 to the Supplemental Mezzanine Facility Agreement shall be amended as follows:

4.1.1

The existing Clause 11.09 shall be amended by the insertion of the words “or Clause 11.12” after the words “where any amount to be prepaid under Clause 11.05” and prior to the words “is received by the Agent” where they appear therein, by the insertion of the words “if the prepayment is made under Clause 11.05 or in the Surplus Cash Security Account if the prepayment is made pursuant to Clause 11.12” after the words “in a Security Account” and prior to the words “until the end of such Interest Period” where they appear therein and by the insertion of the words “if the prepayment is made under Clause 11.03 or in accordance with the provisions of Clause 11.12 if the prepayment is made under such Clause 11.12” at the end of such Clause 11.09.

4.1.2

The existing Clause 11.11 shall be amended by the insertion of the words, “or Clause 11.12” after the words “Clause 11.05” and prior to the words “be applied immediately towards” where they appear therein.

4.1.3

The following additional Clauses 11.12 and 11.13 shall be inserted in the Mezzanine Facility Agreement following the existing Clause 11.11:

“11.12

As at (and as soon as practicable after) 31 December in each year (commencing 31 December 2003), the Surplus Cash shall be calculated by the Borrower and notified to the Agent. So long as there are any amounts outstanding to the Lenders (or any of them) under this Agreement, the Borrower shall within 10 business days of delivery of the Monthly Management Accounts for the financial year ending on such 31 December, make payment into a Surplus Cash Security Account of an amount equal to 50% of the Surplus Cash. The Borrower shall, within 5 business days of the delivery of the audited consolidated financial statements of the Group in respect of such financial year in accordance with the terms of this Agreement, deliver to the Agent a certificate by its auditors setting out their calculation of the Surplus Cash and on such date an amount equal to 50% of the Surplus Cash will be paid (or, to the extent applicable, released from the Surplus Cash Security Account and paid) to the Agent for the account of the Lenders and any remaining monies in such security account will be returned to the Borrower (or as it shall direct). The Agent will apply such amount in or towards reduction of the amounts outstanding under Tranche B and upon no amounts remaining outstanding under Tranche B and repayment or prepayment in full of the senior loan facilities made available in terms of the Senior Facility Agreement in or towards reduction of the amounts outstanding under Tranche A.

11.13

The Lenders hereby agree that Clause 11.12 shall be effective from the date of the Second Supplemental Mezzanine Facility Agreement until no amounts remaining outstanding under Tranche B and, thereafter for so long as no amounts remain outstanding under Tranche B, shall only take effect following repayment in full of the senior loan facilities made available in terms of the Senior Facility Agreement.”;

4.1.4

The existing Clause 20.03 of the Mezzanine Facility Agreement shall be deleted and replaced as follows:-

“20.03

Cash Flow Cover

The Borrower hereby covenants that, save as an Instructing Group shall otherwise agree, on each Test Date which occurs during each period set out in Column (1) below the ratio of Cash Flow to Financing Cash Outflow for the Test Period ending on such Test Date shall not be less than the ratio set out in Column (2) opposite that period:

(1)

(2)

Period

Ratio

31 December 2002 and thereafter

1 : 1”;

4.1.5

Clause 20.04 of the Mezzanine Facility Agreement shall be amended by the insertion of the words “Cash Flow,” in the first line after the words “For the purpose of this Clause 20,” and prior to the words “Bank Borrowings, ...”;

4.1.6

The definition of “Availability Period” included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the deletion of the words “the date falling 364 days thereafter” where they appear therein and their replacement with the date “27 February 2004”;

4.1.7

The definition of “Final Repayment Date” included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the deletion of the date “31 December 2006” where appears therein and its replacement with the date “31 December 2008”;

4.1.8

The definition of “Inter Creditor Agreement” included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the insertion of the words “and on or around the date of the Second Supplemental Mezzanine Facility Agreement” after the words “... the Supplemental Mezzanine Facility Agreement” and prior to the words “and as amended, varied, supplemented, novated or replaced from time to time)” where they appear therein;

4.1.9

The definition of “Overdraft Facility Letter” included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the insertion of the words “and on or around the date of the Second Supplemental Mezzanine Facility Agreement” after the words “... the Supplemental Mezzanine Facility Agreement” and prior to the words “and as amended, varied, supplemented, novated or replaced from time to time)” where they appear therein;

4.1.10

The definition of “Test Date” included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the deletion of the word “and” included in the third line thereof and its replacement with a “,” and the insertion of the following words at the end of that definition:-

“and when used for the purpose of Clause 20.03 (Cash Flow Cover) and the associated definitions 31 December in each year commencing 31 December 2003”;

4.1.11

The definition of “Test Period” included in Schedule 10 to the Mezzanine Facility Agreement shall be amended by the insertion of the words “and Clause 20.03 (Cash Flow Cover)” after the words “... Clause 20.02 (Debt Cover)” and prior to the words “the period from the commencement of the financial year......” where they appear therein;

4.1.12

The following additional definitions shall be inserted in Schedule 10 to the Mezzanine Facility Agreement:-

“ “Cash Flow” means, in relation to any Test Period, the profit on ordinary activities of the Group on a consolidated basis before taking into account earnings attributable to Associated Companies (except the extent received in cash), Taxation and Interest but after making the following adjustments thereto:-

(i)

adding back depreciation charged to the extent deducted in arriving at such profit on ordinary activities;

(ii)

adding back amounts attributable to the amortisation of goodwill and other intangibles to the extent deducted in arriving at such profit on ordinary activities;

(iii)

adding back any other non-cash charges and deducting any other non-cash income, as the case may be, to the extent included in such profit on ordinary activities;

(iv)

deducting any profit, or adding any loss, as the case may be, from the disposal of fixed assets to the extent already taken into account in arriving at such profit on ordinary activities;

(v)

adding any increase or deducting any decrease as the case may be in Current Liabilities; and

(vi)

adding any decrease or deducting any increase as the case may be in Current Assets;

but without double counting in any case;”

“Financing Cash Outflow” means, in relation to any Test Period, the aggregate of the following items:

(i)

Interest in that period;

(ii)

dividends accrued due for or declared or paid during that period; and

(iii)

all repayments and prepayments of members of the Group which were paid or which fell due within that period;

“Second Supplemental Mezzanine Facility Agreement” means the agreement dated on or around 25th March 2003 and expressed to be supplemental to this Agreement;

“Surplus Cash” means, in relation to the period of 12 months preceding the date to which any calculation is to be made, the amount by which Cash Flow as shown in the latest Monthly Management Accounts of the Group for the preceding 12 months or the audited consolidated accounts of the Group (as applicable) exceeds Financing Cash Outflow of the Group as shown in such financial statements, (provided that for this purpose any Net Proceeds applied in accordance with the terms of this Agreement will be disregarded) by more than Five Hundred Thousand Pounds (£500,000);

“Surplus Cash Security Account” means any account with the Security Trustee (as defined in the Inter Creditor Agreement) in the name of the Borrower (or any Obligor) into which sums are to be paid in accordance with the terms of this Agreement and which is subject to such security or other payment or blocking or designation arrangements as the Security Trustee may reasonably require;"

4.2

Subject to the terms of this Second Supplemental Mezzanine Facility Agreement, the Mezzanine Facility Agreement shall remain in full force and effect. This Second Supplemental Mezzanine Facility Agreement and the Mezzanine Facility Agreement shall be treated as one document so that, upon the Mezzanine Facility Agreement being amended as mentioned above, all references to the Mezzanine Facility Agreement shall be treated as references to the Mezzanine Facility Agreement as amended in accordance with the terms of this Second Supplemental Mezzanine Facility Agreement.

5.

REPRESENTATIONS AND WARRANTIES

5.1

The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof in terms of Clause 17.01 of the Mezzanine Facility Agreement in accordance with the provisions of Clause 17.02 of the Mezzanine Facility Agreement.

5.2

The Borrower represents and warrants to the Agent, the Arranger and the Lenders on the date hereof that:

(i)

the Second Supplemental Mezzanine Facility Agreement constitutes a legal, valid and binding obligation of it and (subject to the Reservations) is enforceable in accordance with its terms;

(ii)

the execution and delivery of the Second Supplemental Mezzanine Facility Agreement and the performance by each member of the Group of its respective obligations thereunder will not contravene any existing law, statute, rule, regulation, judgement, decree or permit to which it is subject or its memorandum or articles of association or equivalent constitutional documents;

(iii)

no Event of Default has occurred and is continuing;

(iv)

the execution of the Second Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder will not result in the existence of or have the immediate effect as at the date hereof of obliging any member of the Group to create any encumbrance over all or any of its subsidiaries' present or future revenues or assets other than as permitted by the Financing Documents;

(v)

the execution of the Second Supplemental Mezzanine Facility Agreement and the exercise by it and each of its subsidiaries of their respective rights and performance of their respective obligations thereunder do not constitute and will not result in any material breach in respect of any member of the Group of any agreement to which any of them is a party, the breach of which will cause a Material Adverse Effect;

(vi)

the structure and ownership of the Group is as set out in Schedule 6 of the Mezzanine Facility Agreement, save for the incorporation of Littlewoods Leisure Limited (formerly Cabo 542 Limited) which is a subsidiary of Littlewoods Promotions Limited.

(vii)

 no encumbrance exists over all or any of the present or future revenues, assets or share capital of any member of the Group other than Permitted Encumbrances;

(viii)

no member of the Group has any indebtedness other than Permitted Indebtedness.

6.

GENERAL

6.1

Clauses 35, 36, 37, 38, 40 and 41 of the Mezzanine Facility Agreement shall be deemed to be incorporated in this Second Supplemental Mezzanine Facility Agreement as if set out herein.

6.2

Each of the parties hereto hereby agrees that with effect from the date of this Second Supplemental Mezzanine Facility Agreement the notice details of the Borrower for the purposes of Clause 40.02 and all other provisions of the Mezzanine Facility Agreement shall be as identified with its signature below.

 7.

EXPENSES

The Borrower will make payment to the Agent of all costs and expenses (including VAT, legal fees and reasonable out of pocket expenses) incurred by it in connection with the negotiation, preparation and execution of this Second Supplemental Mezzanine Facility Agreement.

8.

COUNTERPARTS

This Second Supplemental Mezzanine Facility Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement.

9.

GOVERNING LAW AND JURISDICTION

This Second Supplemental Mezzanine Facility Agreement is governed by the laws of England and Wales and the parties hereto hereby submit to the non-exclusive jurisdiction of the Courts of England.

IN WITNESS WHEREOF this Agreement has been signed by a duly authorised representative of each of the parties hereto on the date first above written.

SCHEDULE 1

The Lenders

The Governor and Company of the Bank of Scotland.

SCHEDULE 2

Conditions Precedent Documents

1.

Constitutional Documents

1.1

confirmation from the Borrower that the constitutional documents for each member of the Group have not been amended since 24 September 2002;

1.2

a copy, certified a true copy by a duly authorised officer of the Borrower of a board resolution of the Borrower and each other relevant member of the Group, approving execution, delivery and performance of the Financing Documents to be entered into on or around the date hereof to which it is a party and the terms and conditions thereof and authorising a named person or persons to execute the Financing Documents to be entered into on or around the date hereof to which it is a party and any documents to be delivered by the Borrower, and others pursuant hereto or thereto; and

1.3

a certificate of a duly authorised officer of the Borrower setting out the names and signatures of the persons authorised to execute, on behalf of each of the Borrower and each other relevant member of the Group, the Financing Documents to be entered into on or around the date hereof and any documents to be delivered by the Borrower and each other relevant member of the Group pursuant hereto or thereto.

2.

Senior Debt

A copy of the second supplemental senior facility agreement entered into on or around the date hereof in relation to the Senior Facility Agreement.

3.

Miscellaneous

3.1

A legal opinion from Simcocks in a form acceptable to the Agent and the Lenders.

3.2

A copy of the second supplemental intercreditor deed entered into on or around the date hereof in relation to the Intercreditor Deed.

4.

Others

A copy of the second supplemental overdraft facility letter entered into or around the date hereof in relation to the Overdraft Facility Letter.

SIGNATORIES TO SECOND SUPPLEMENTAL
MEZZANINE FACILITY AGREEMENT

THE BORROWER

SPORTECH PLC

By:

Address for Notice:

Sportech House
2 Enterprise Way
Wavertree Technology Park
Liverpool L13 1FB

Fax No:

0151 288 3048

THE AGENT

The Governor and Company of the Bank of Scotland

By:

Address for Notice:

Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No:

0131 659 0863

THE ARRANGER

The Governor and Company of the Bank of Scotland

By:

Address for Notice:

Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No:

0131 659 0863

THE LENDERS

The Governor and Company of the Bank of Scotland

By:

Lending Office and Address for Notice:

Corporate Banking
Fourth Floor
New Uberior House
11 Earl Grey Street
Edinburgh EH3 9BN

Fax No:

0131 659 0863